Exhibit 99.1

Sun Life Completes Second Sustainability Bond Offering

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES./

TORONTO, July 4, 2023 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company") announced today the successful completion of the public offering in Canada of $500 million principal amount of Series 2023-1 Subordinated Unsecured 5.50% Fixed/Floating Debentures due 2035 (the "Debentures"). An amount equivalent to the net proceeds from the offering of the Debentures will be used to finance or refinance, in whole or in part, new and/or existing green or social assets that meet the eligibility criteria set out under Sun Life's Sustainability Bond Framework.

The Debentures were sold under a pricing supplement dated June 27, 2023, issued pursuant to the Company's short form base shelf prospectus and its prospectus supplement each dated March 24, 2023, all of which are available on the SEDAR website for Sun Life at www.sedar.com.

The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered, directly or indirectly, within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2023, Sun Life had total assets under management of $1.36 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:
Krista Wilson
Director,
Corporate Communications
T. 226-751-2391
krista.wilson@sunlife.com

Investor Relations Contact:
David Garg
Senior Vice-President, Corporate Development
and Investor Relations
T. 416-408-8649
david.garg@sunlife.com

SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 10:36e 04-JUL-23